SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2020

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ/ME [National Taxpayer’s Registry of the Ministry of Economy] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

BULLETIN FOR DISTANCE VOTE | AGE 4.24.2020

Shareholder’s name or denomination
Shareholder’s National Taxpayer’s Registry (CNPJ) or Individual Taxpayers Register (CPF)
Shareholder’s email

Completion guidelines

This bulletin must be filled in only if the shareholder elects to exercise his/her distance vote right, pursuant to CVM Instruction No. 481/09 (“ICVM 481”).

It is essential that the boxes above be completed with (i) the full name – or company name, as the case may be – of the shareholder; (ii) his/her CPF number – in case of an individual – or CNPJ number – in case of an entity; and (iii) his/her email.

Moreover, in order for this bulletin to be considered valid and the votes cast herein be computed in the quorum of the Extraordinary Shareholders’ Meetings:

•        all the boxes below must be duly filled in,

•        all pages must be initialed,

•        at the end, the shareholder – or his/her legal representative(s), as the case may be and pursuant to the legislation in force – must sign the bulletin, and may use a signature via digital certificate,

•        except in the case of signature via digital certificate, the certification of the signatures in this bulletin and, as applicable, its notarization and consularization (except for the alternative procedures possibly admitted by reason of international agreements or conventions) and sworn translation shall be required.

Delivery guidelines, indicating the ability to send the bulletin directly to the company or send instructions to the registrar or custodian

The shareholder who chooses to exercise his voting rights at a distance may (i) transmit the filling instructions to service providers able to collect and transmit such instructions (registrar or custodian), as per the guidance below; or (ii) complete and send this bulletin directly to the Company.

Considering the current guidelines of the Ministry of Health and the State Government of São Paulo for the prevention and confrontation of the coronavirus (COVID-19), and aiming at the safety of its shareholders, the Company suggests that, if possible, preference should be given to using the distance vote bulletin for participation in the Ordinary Shareholders' Meeting, mainly by sending them to the service providers referred to in item “i” of the paragraph above, given the greater simplicity of such procedure.

Voting by means of service providers - distance voting system

Shareholders may transmit the instructions for completing this bulletin to the service providers which are able to provide services to collect and transmit instructions for completion of bulletin for distance vote, namely:

(i)     shareholder’s custodian, if the shares are deposited in a central depositary; or

(ii)   to Banco Bradesco S.A., as the financial institution hired by the Company to provide securities bookkeeping services, if the shares are not deposited in a central depositary.

The shareholder that elects to exercise his/her distance vote right through the service providers (pursuant to art. 21-B, item II, of ICVM 481/09) must contact his/her custody agents and/or Banco Bradesco S.A. and verify the procedures adopted by them for the issuance of distance vote instructions, as well as the documents and information required by them. The deadline for transmitting the instructions to the service providers is 7 days before the date of the Ordinary Shareholders’ Meeting, that is, April 17, 2020.

Postal and electronic address for sending the distance vote bulletin, in case the shareholder wish to deliver the document directly to the company

Shareholders may send this bulletin dully filled in and together with the documents listed below to Rua Dr. Renato Paes de Barros, 1.017, 4º andar, Itaim Bibi, CEP 04530-001, São Paulo/SP, to the attention of the Investor Relations Department:

(i)     statement indicating the capital ownership in the Company; and

(ii)   certified copy of the following documents:

•       to individuals: identity card with shareholder’s photo,

•       to entities: (a) last restated bylaws or articles of association, as the case may be, (b) other documents proving the powers of shareholder’s legal representative(s), pursuant to its bylaws, including, without limitation, minutes of election of directors, officers, powers-of-attorney etc., and (c) identity card with legal representative(s) photo,

•       to investment funds: (a) last consolidated fund regulation, (b) bylaws or articles of association of its administrator or manager, as the case may be, with due regard for the fund voting policy, (c) other documents proving the powers of the legal representative(s) of the administrator or manager of the fund, as the case may be, and (d) identity card with legal representative(s) photo.

The following identity cards with photo shall be accepted: RG (Identity Card), RNE (Foreigner National Registration Card), CNH (Driver’s License), passport or officially certified professional class card.

The Company requires signatures via digital certificate or certification of signature and notarization, consularization (except for the alternative procedures possibly admitted by reason of international agreements or conventions) and sworn translation, as the case may be.

The bulletin, together with the respective documentation, shall be considered only if received by the Company in accordance with the provisions above, up to 7 days before the date of the Extraordinary Shareholders’ Meeting, that is, April 17, 2020. Pursuant to article 21-U of ICVM 481/09, the Company shall notify the shareholder if the documents received are sufficient for the vote to be considered valid, or the procedures and deadlines for possible rectification or resubmission.

Indication of the institution hired by the company to provide the securities bookkeeping service, with name, physical and electronic address, telephone number and contact person

Banco Bradesco S.A.

Address: Cidade de Deus, s/n - Vila Yara, Osasco, São Paulo, Brazil, CEP 06029-900

Attention to: Departamento de Ações e Custódia, Prédio Amarelo, Térreo

Telephone: (0800) 7011616

Email: dac.escrituracao@bradesco.com.br

Contact persons: Sabrina Cerigato Curis and Carlos Augusto Dias Pereira

Resolutions/Matters related to the Extraordinary Shareholders’ Meeting

Simple Resolution

1.           To approve the amendment to the heading of article 5 of the Company’s bylaws, in order to reflect the capital increases approved by the Board of Directors, within the authorized capital limit until the date of the Shareholders' Meeting, according to the Management Proposal.

          [   ] Approve        [   ] Reject         [   ] Abstain

Simple Resolution

2.           To approve the amendment to article 8 of the Company’s bylaws, to make express reference to other possibilities of using the authorized capital limit by the Board of Directors as set forth in Law No 6,404/76, according to the Management Proposal.

           [   ] Approve        [   ] Reject         [   ] Abstain

Simple Resolution

3.           To approve the amendment to articles 11, 15, 16, 17, 18 and 19, of the Company’s bylaws, related to the composition of the Board of Directors, to (i) provide for the possibility of having a single Chairman of the Board of Directors, alternatively to the current Co-Chairmen model; (ii) increase the minimum number of members that can compose the Board of Directors from 3 to 5; and (iii) provide the Board of Directors will be composed, in its majority, by external members, according to the Management Proposal.

          [   ] Approve        [   ] Reject         [   ] Abstain

Simple Resolution

4.           To approve the amendment to article 21 of the Company's bylaws, to adjust the competences of the Board of Directors, according to the Management Proposal.

           [   ] Approve        [   ] Reject         [   ] Abstain

Simple Resolution

5.           To approve the amendment to articles 22 to 34 of the Company's bylaws, including the new articles 25 and 34 and renumbering the other articles, to restructure the composition of the Board of Executive Officers of the Company, set the duties of the new positions and change the name of the positions already existent, according to the Management Proposal.

           [   ] Approve        [   ] Reject         [   ] Abstain

Simple Resolution

6.           In view of the proposed amendments to the bylaws described above, approve the consolidation of the Company's bylaws, in order to reflect the adjustments arising from such changes, renumbering and wording corrections, according to the Management Proposal.

          [   ] Approve        [   ] Reject         [   ] Abstain

Simple Resolution

7.           Approve the amendment to the current Share-Based Compensation Plan, to increase the global volume of shares representing the Company's share capital that may be delivered to the participants in such plan from 0.3% to 3%.

           [   ] Approve        [   ] Reject         [   ] Abstain

Simple Matter

8.           In the event of a second call of the Extraordinary Shareholders’ Meeting, can the voting instructions of this bulletin be also considered for the performance of the Meeting on second call?

           [   ] Yes               [   ] No              [   ] Abstain

City: _____________________________________________________________________

Date: _____________________________________________________________________

Signature: _________________________________________________________________

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2020

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer